SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 19, 2003

Fording Canadian Coal Trust

(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

December 19, 2003

By :s/ James F. Jones

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

Fording Announces Higher Coal Prices

                                                                                                           Exhibit                   99

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FORDING ANNOUNCES HIGHER COAL PRICES

CALGARY, December 19, 2003 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that the Elk Valley Coal Corporation (EVCC) has made substantial progress in annual price and volume negotiations with its export-coal customers for the coal year commencing April 1, 2004.

Sufficient settlements have been achieved in all markets to indicate that EVCC’s average price for coal sales during the 2004 coal year (April 1, 2004 – March 31, 2005), including normal levels of sales carried over from the 2003 coal year, is expected to be approximately US$51 per tonne. This represents an increase of nearly 20 percent from the average US dollar price realized during the current coal year.  Price increases were attained for all of the EVCC’s coal products.

“Market conditions at this time are very favourable for seaborne and North American hard-coking coal,” said Jim Gardiner, President of the Trust and President and President and Chief Executive Officer of EVCC. “The tight coal supply situation that currently exists in the face of strong demand from our traditional coal customers and from new customers in China has sharply increased the value of our coal while accelerating the negotiation and settlement process.”

More than 80% of EVCC’s coal available for sale for the 2004 fiscal year has now been priced and contracted. Average coal prices for the fiscal year ending December 31, 2004 are expected to be US$48 per tonne, an increase of 13% over the current year. Assuming a US/Canadian dollar exchange rate of US77 cents and taking into account EVCC’s foreign currency hedge position in 2004, the Canadian dollar price of coal is expected to increase 9% to $67 per tonne for the 2004 fiscal year,.

The distributable cash of the Trust, before the establishment of any cash reserves, is highly sensitive to coal prices. In addition to this, a significant portion of distribution costs (rail and port charges) that are included in the cost of coal sales will be determined with reference to changes in coal prices when those price changes come into effect. Accordingly, distribution costs are expected to increase around 13% when the new coal prices come into effect. For the 2004 fiscal year, distribution costs are anticipated to increase about 9% compared to the current year.

As previously disclosed, the cost of producing coal at the mine sites is expected to decline over the next four years due to operating efficiencies, synergies and declining strip ratios.

The sensitivity of distributable cash from the Trust for the 2004 fiscal year, before the establishment of any cash reserves, to a US$1 change in the average price of coal, and including the expected attendant change in rail and port rates, is anticipated to be approximately 25 cents per unit. This calculation assumes a US/Canadian dollar exchange rate of US77 cents. Previous disclosures by the Trust with respect to the sensitivity of distributable cash to changes in coal prices did not include the commensurate change in rail and port rates; the sensitivity of distributable cash to changes in cost of sales, including rail and port costs, was addressed separately.

Fording Canadian Coal Trust is an open-ended investment trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership of the Elk Valley Coal Corporation and is the world’s largest producer of the industrial mineral wollastonite. The Elk Valley Coal Corporation, comprised of Canada’s senior metallurgical coal mining properties, is the world’s second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

For further information contact:

Mark Gow, CA

Director, Investor Relations

Fording Canadian Coal Trust

403-260-9834

mark_gow@fording.ca